UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2015.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee as Administrator of the
Darden Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

As discussed in Note 2(e) to the financial statements, the Plan has changed its method of accounting for fully benefit responsive investment contracts and investment disclosures in the plan year ended April 30, 2015 and 2014 due to the adoption of Accounting Standards Update No. 2015-12, Plan Accounting (Topic 962). Our opinion is not modified with respect to this matter.
/s/ KPMG LLP

Certified Public Accountants
Orlando, Florida
October 23, 2015

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2015

	Participant directed funds	ESOP Fund (Note 7)	Total
Assets:
Investments, at fair value	$357,828,430	$1,088,282	$358,916,712
Common stock of Darden Restaurants, Inc. – allocated	45,429,429	151,052,764	196,482,193
Common stock of Darden Restaurants, Inc. – unallocated	—	38,226,225	38,226,225
Total investments	403,257,859	190,367,271	593,625,130
Receivables:
Employer contributions	469,142	1,382,379	1,851,521
Accrued dividends and interest	385,511	1,669,642	2,055,153
Notes receivable from Participants	15,338,538	—	15,338,538
Total receivables	16,193,191	3,052,021	19,245,212
Total assets	419,451,050	193,419,292	612,870,342
Liabilities:
ESOP loan	—	4,258,854	4,258,854
Interest payable	—	325	325
Total liabilities	—	4,259,179	4,259,179
Net assets available for benefits	$419,451,050	$189,160,113	$608,611,163

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2014

	Participant directed funds	ESOP Fund (Note 7)	Total
Assets:
Investments, at fair value	$465,157,802	$642,932	$465,800,734
Common stock of Darden Restaurants, Inc. – allocated	42,521,536	160,489,679	203,011,215
Common stock of Darden Restaurants, Inc. – unallocated	—	39,775,606	39,775,606
Total investments	507,679,338	200,908,217	708,587,555
Receivables:
Employer contributions	395,597	460,620	856,217
Accrued dividends and interest	459,699	2,238,524	2,698,223
Notes receivable from Participants	22,491,609	—	22,491,609
Total receivables	23,346,905	2,699,144	26,046,049
Total assets	531,026,243	203,607,361	734,633,604
Liabilities:
ESOP loan	—	5,376,954	5,376,954
Interest payable	—	347	347
Total liabilities	—	5,377,301	5,377,301
Net assets available for benefits	$531,026,243	$198,230,060	$729,256,303
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2015

	Participant directed funds	ESOP Fund (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$35,117,732	$42,365,315	$77,483,047
Dividends and interest	5,525,811	7,363,884	12,889,695
Net investment income	40,643,543	49,729,199	90,372,742
Notes receivable from Participants activity during the year:
Interest	694,375	—	694,375
Total notes receivable from Participants activity	694,375	—	694,375
Contributions:
Participants	32,464,529	—	32,464,529
Employer	5,570,941	1,382,379	6,953,320
Total contributions	38,035,470	1,382,379	39,417,849
Total additions	79,373,388	51,111,578	130,484,966
Deductions from net assets attributed to:
Benefits paid to participants	(59,874,947)	(32,259,076)	(92,134,023)
Interest expense	—	(9,121)	(9,121)
Administrative expenses	(748,097)	(157,431)	(905,528)
Transfers between funds	27,755,897	(27,755,897)	—
Total deductions	(32,867,147)	(60,181,525)	(93,048,672)

Distribution of assets for Red Lobster divestiture	(158,081,434)	—	(158,081,434)
Total distributions	(158,081,434)	—	(158,081,434)
Net decrease	$(111,575,193)	$(9,069,947)	$(120,645,140)
Net assets available for benefits:
Beginning of year	531,026,243	198,230,060	729,256,303
End of year	$419,451,050	$189,160,113	$608,611,163
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2014

	Participant directed funds	ESOP Fund (Note 7)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$41,200,966	$(10,199,322)	$31,001,644
Dividends and interest	8,433,864	9,363,324	17,797,188
Net investment income (loss)	49,634,830	(835,998)	48,798,832
Notes receivable from Participants activity during the year:
Interest	904,021	—	904,021
Total notes receivable from Participants activity	904,021	—	904,021
Contributions:
Participants	37,090,528	—	37,090,528
Employer	5,279,268	460,620	5,739,888
Total contributions	42,369,796	460,620	42,830,416

Receipt of Assets for YardHouse Merger	3,602,587	—	3,602,587
Total additions	96,511,234	(375,378)	96,135,856
Deductions from net assets attributed to:
Benefits paid to participants	(60,903,120)	(14,891,233)	(75,794,353)
Interest expense	—	(11,825)	(11,825)
Administrative expenses	(777,240)	(141,585)	(918,825)
Transfers between funds	15,075,592	(15,075,592)	—
Total deductions	(46,604,768)	(30,120,235)	(76,725,003)
Net increase (decrease)	$49,906,466	$(30,495,613)	$19,410,853
Net assets available for benefits:
Beginning of year	481,119,777	228,725,673	709,845,450
End of year	$531,026,243	$198,230,060	$729,256,303
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

(1)	Description of the Plan
The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company). The Plan, was originally effective as of June 1, 1973, but was most recently amended and restated effective as of May 1, 2012. The Plan is subject to applicable provisions of ERISA. The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements. Effective March 1, 2014, the Yard House USA 401(k) Plan was merged into the Plan.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was $18,000 and $17,500 in 2015 and 2014, respectively. Participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $6,000 and $5,500 in 2015 and 2014, respectively.
On July 28, 2014, the Company sold Red Lobster and certain related assets and associated liabilities. As a result, all balances within the Plan, with the exception of balances in the Darden Company Stock Fund and Darden ESOP Fund, related to Red Lobster employees active as of July 21, 2014 (the determination date; the Company re-confirmed active status immediately prior to the asset transfer date) were automatically transferred on August 4, 2014 to the new Red Lobster 401(k) Plan which became effective July 28, 2014. Active Red Lobster employees were fully vested in their Plan accounts prior to the balance transfer to the new Red Lobster 401(k) Plan. As of July 28, 2014, Red Lobster employees are considered to be terminated participants in the Plan and had the option to request a distribution of any Darden Company Stock Fund and Darden ESOP Fund balances remaining in the Plan. If participants elect to receive a distribution of any Darden Company Stock Fund and Darden ESOP Fund balances in cash (as opposed to company stock), they will also have the option to roll their distribution over into the Red Lobster 401(k) Plan. The following two categories of Red Lobster employees are also entitled to full vesting of their Plan accounts:  (i) any Red Lobster employee not actively employed as of July 28, 2014 who returns to work within 6 months of July 28, 2014 and (ii) any Delayed Transfer Employee (as defined in the July 28, 2014 side letter to the Asset and Stock Purchase Agreement between Darden Restaurants, Inc. and RL Acquisition, LLC). This brand divestiture does not imply a Company decision to terminate the plan, as a result, the financial statement presentation remains consistent with Accounting Standards Codification (ASC) Topic 962-205, Plan Accounting-Defined Contribution Pension Plans-Presentation of Financial Statements, and does not need to be prepared on the liquidation basis of accounting, as described in paragraph ASC 962-40-35-1.
Employee Contributions
Qualified employees who are at least 21 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 25% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution.
Employer Contributions
Generally, qualified employees who are at least age 21 and complete a year of service are eligible for Company Matching Contributions. The following groups of salaried qualified employees are generally eligible for a Retirement Plus Contribution (RPC): (i) employees hired on or after June 1, 2008 who are at least age 21 and complete a year of service; (ii) employees hired before June 1, 2008 who made a one-time irrevocable election under the Retirement Income Plan for Darden Restaurants, Inc. (RIP) to forego accruing cash balance benefits as of October 1, 2008; and (iii) employees who were actively accruing benefits under the RIP on December 31, 2014.
Company Matching Contributions
The Company will make a variable matching contribution ranging from 25% to 120% of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are contributed to the Plan on a quarterly basis and are invested in Darden common stock through the ESOP portion of the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
DSP Retirement Plus Contribution
The Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired or rehired on or after June 1, 2008. The DSP RPC was originally intended to take the place of the cash balance portion of the RIP, which was closed to new hires effective June 1, 2008. Eligible employees who were participants in the cash balance formula of the RIP had a one-time irrevocable election to move to the Plan effective October 1, 2008 and receive the RPC. Accruals under the RIP were frozen effective December 31, 2014. In conjunction with this freeze, the Company expanded the RPC eligibility to include each employee who was actively accruing benefits under the RIP on December 31, 2014. Eligible employees are automatically enrolled in the Plan and need not make contributions to the Plan to be eligible to receive the RPC. Retirement Plus Contributions are made on a quarterly basis, and equal 1.5% of eligible compensation. The Plan was amended, effective December 31, 2008, to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund RPC. The Plan was further amended, effective January 1, 2015, to provide for funding of the RPC through the ESOP component of the DSP, the non-ESOP component of the DSP, or a combination of both.
Distributions and In-Service Withdrawals
Active employees may take regular, hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations prescribed by the Plan.
Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution or to leave their account in the Plan until attainment of age 65. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 7) using the proceeds of the ESOP loans. There are currently two ESOP loans outstanding payable to the Company to fund such purchases. These ESOP loans are secured by a pledge of the purchased Company stock. As ESOP loan repayments are made, the ESOP Trustee releases the leveraged shares. The Plan then uses these released shares to fund Company matching contributions and certain Retirement Plus Contributions, which are then allocated to eligible participants’ ESOP accounts.
Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and recordkeeper of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

(2)	Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
The Plan accounts for certain changes in net assets as follows:

•
Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.
Certain amounts shown in the prior periods’ financial statements have been reclassified to conform to the current year financial statement presentation.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedule.
As of April 30, 2015, 40% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes receivable from Participants
Notes receivable from Participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding Retirement Plus Contribution amounts and amounts in the ESOP Fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2015, interest rates ranged from 4.25% to 10.50% and loans mature through April 8, 2030.

(d)Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting - Defined Contribution Pension Plans (Topic 962). Upon adoption of this update, plans are no longer required to measure fully benefit-responsive investments contracts (FBRICs) at fair value; disaggregate investments by nature, risks and characteristics; disclose individual investments that represent five percent or more of net assets available for benefits; and disclose net appreciation or depreciation for investment by general type. Additionally, plans with a fiscal year-end that doesn't coincide with a calendar month-end may elect to adopt a practical expedient to measure investments and investment related activity as of the month-end date that is closest to their fiscal year-end. The new guidance related to FBRICs and plan investment disclosures require retrospective application, while the new guidance for the measurement date practical expedient requires prospective application. This update is effective for fiscal periods beginning after December 15, 2015, which would have required the Plan to adopt these provisions

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

in plan year 2017. However, the update permits early adoption for financial statements not yet made available for issuance. As a result, the Plan has early adopted the provisions of this update for the Plan year ended April 30, 2015.
The Plan has not adopted any other new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority, to: (i) pay Plan expenses, (ii) reinstate previously forfeited amounts to rehired employees, (iii) be applied to Company Matching Contributions, (iv) to correct errors or resolve Plan claims, or (v) be allocated to participants’ Plan accounts. During the 2015 and 2014 Plan years, $639,313 and $691,809, respectively, of forfeitures were used to pay administrative expenses of the Plan. Forfeited funds were not used for any other reason during Plan years 2015 and 2014. Additionally, as of April 30, 2015 and 2014 forfeitures available for future use totaled $70,934 and $7,923, respectively.

(4)	Choice of Investments
As of April 30, 2015, participant contributions and RPC to the Plan may be directed to 20 basic investment alternatives: Columbia Trust Stable Government I-0 Fund, DFA US Small Cap Portfolio, American Funds EuroPacific Growth (R6), Vanguard Institutional Index Fund, Vanguard Target Retirement 2060 Trust II Fund, Vanguard Target Retirement 2055 Trust II Fund, Vanguard Target Retirement 2050 Trust II Fund, Vanguard Target Retirement 2045 Trust II Fund, Vanguard Target Retirement 2040 Trust II Fund, Vanguard Target Retirement 2035 Trust II Fund, Vanguard Target Retirement 2030 Trust II Fund, Vanguard Target Retirement 2025 Trust II Fund, Vanguard Target Retirement 2020 Trust II Fund, Vanguard Target Retirement 2015 Trust II Fund, Vanguard Target Retirement 2010 Trust II Fund, Vanguard Target Retirement Trust II Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index Fund, Vanguard Total International Stock Index, and Company Common Stock Fund. All Company Match Contributions and certain Retirement Plus Contributions are initially invested in the Darden ESOP Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

(5)	Fair Value Measurement
Plan investments are recorded at fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end.
Investments in common collective trusts are valued using a net asset value (NAV) based on the fair value of the underlying securities in which the account is invested. The NAV is used as a practical expedient to estimate fair value. The common collective trust funds of the Plan consist of the following:
(1) ASTON/TAMRO Small Cap Collective Fund's objective is to provide long term capital appreciation by focusing on bottom-up stock selection with the goal of identifying companies that possess a sustainable competitive advantage combined with an attractive valuation. The fund units can be issued and redeemed on any business day at the net asset value. While the fund was active as of plan year ended April 30, 2014, it was eliminated as an investment option as of plan year ended April 30, 2015. All participant balances were transfered to a similar investment option.
(2) Columbia Trust Stable Government I-0 Fund (Columbia Trust Fund) is a stable value fund managed by Amerprise Trust Company whose objective is to preserve principal and income while maximizing current income. It is invested principally in Columbia Trust Stable Government Fund, which is also managed by Amerprise Trust Company and has the same objective. The Columbia Trust Stable Government Fund invests in fixed income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar. Columbia Trust Fund units can be issued and redeemed on any business day at the net asset value.
(3) Vanguard Target Retirement Trust II Funds are a series of Vanguard life-cycle funds that use a targeted maturity approach as a simplified way to meet investors’ different objectives, time horizons, and changing risk tolerances. The trust seeks to provide growth of capital and current income consistent with its target allocation by investing in a gradually more conservative mix over time. The fund units can be issued and redeemed on any business day at the net asset value.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

There are currently no redemption restrictions or unfunded commitments on these investments.
Short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The ESOP loan is stated at cost, which approximates fair value because the loan bears interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.
The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2015:

	Fair value of assets at April 30, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$234,708,418	$234,708,418	$—	$—
Short term investments	2,595,486	2,595,486	—	—
Mutual funds	194,067,442	194,067,442	—	—
Common collective trust	162,253,784	—	162,253,784	—
Total	$593,625,130	$431,371,346	$162,253,784	$—

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2014:

	Fair value of assets at April 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$242,786,821	$242,786,821	$—	$—
Short term investments	1,050,948	1,050,948	—	—
Mutual funds	217,889,278	217,889,278	—	—
Common collective trust	246,860,508	—	246,860,508	—
Total	$708,587,555	$461,727,047	$246,860,508	$—

(6)	Common Stock of Darden Restaurants, Inc.
At April 30, 2015 and 2014, the fair value of the shares held in non ESOP Fund participant directed accounts was $45,429,429 (712,395 shares) and $42,521,536 (855,392 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(7)	ESOP Fund
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. These ESOP loans are secured by pledges of the purchased Company stock. The ESOP Trustee holds the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments are made, the ESOP Trustee releases these shares. The Plan may use these released shares to fund Company matching contributions and Retirement Plus Contributions, which are then allocated to eligible participants’ ESOP accounts. Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
At April 30, 2015 and 2014, the ESOP Fund consists of 2,968,151 and 4,028,672 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 2,368,712 shares at April 30, 2015 and 3,228,519 shares at April 30, 2014 of Company common stock have been allocated to individual participant accounts. The remaining 599,439 shares at

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

April 30, 2015 and 800,153 shares at April 30, 2014 of Company common stock, which are held by the ESOP Trustee, are unallocated (suspense) shares reserved for future Company matching contributions or Retirement Plus Contributions. At April 30, 2015, the fair value of the 599,439 unallocated Company shares was $38,226,225 and the fair value of the 2,368,712 allocated shares was $151,052,764. At April 30, 2014, the fair value of the 800,153 unallocated Company shares was $39,775,606 and the fair value of the 3,228,519 allocated shares was $160,489,679. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.
The ESOP Fund has two promissory notes payable to the Company, with outstanding principal balances of $3,002,900 (Original Loan) and $1,255,954 (Additional Loan) as of April 30, 2015 and $4,071,000 and $1,305,954 as of April 30, 2014. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2015, the interest rates on the notes were 0.176% and 0.2699%, respectively. As of April 30, 2014, the interest rates on the notes were 0.1555% and 0.2341%, respectively. The Original Loan has no required principal payments on the remaining note balance until its maturity date on December 15, 2019. The Additional Loan requires a $100,000 annual principal payment over the next three years starting December 15, 2015, a $200,000 principal payment due on December 15, 2018 and the remaining outstanding balance is due at maturity on December 31, 2018. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2015 and 2014, the ESOP Fund made principal payments of $1,118,100 and $862,000, respectively.
Information about the net assets and significant components of the changes in net assets relating to the ESOP Fund as of and for the years ended April 30, 2015 and 2014 is presented in the following tables:

ESOP Fund Statement of Net Assets Available for Benefits
April 30, 2015
	Non-participant Directed	Participant Directed	Total
Assets:
Cash and short-term investments, at fair value	$47,638	$1,040,644	$1,088,282
Common stock of Darden Restaurants, Inc. – allocated	—	151,052,764	151,052,764
Common stock of Darden Restaurants, Inc. – unallocated	38,226,225	—	38,226,225
Total investments	38,273,863	152,093,408	190,367,271
Receivables:
Employer contributions	—	1,382,379	1,382,379
Accrued dividends and interest	330,098	1,339,544	1,669,642
Total receivables	330,098	2,721,923	3,052,021
Total assets	38,603,961	154,815,331	193,419,292
Liabilities:
ESOP loan	4,258,854	—	4,258,854
Interest payable	325	—	325
Total liabilities	4,259,179	—	4,259,179
Net assets available for benefits	$34,344,782	$154,815,331	$189,160,113

Company common shares:
Number of shares	599,439	2,368,712
Cost	$3,341,278	$119,606,905
Fair Value	38,226,225	151,052,764

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

ESOP Fund Statement of Net Assets Available for Benefits
April 30, 2014
	Non-participant Directed	Participant Directed	Total
Assets:
Cash and short-term investments, at fair value	$43,656	$599,276	$642,932
Common stock of Darden Restaurants, Inc. – allocated	—	160,489,679	160,489,679
Common stock of Darden Restaurants, Inc. – unallocated	39,775,606	—	39,775,606
Total investments	39,819,262	161,088,955	200,908,217
Receivables:
Employer contributions	—	460,620	460,620
Accrued dividends and interest	440,569	1,797,955	2,238,524
Total receivables	440,569	2,258,575	2,699,144
Total assets	40,259,831	163,347,530	203,607,361
Liabilities:
ESOP loan	5,376,954	—	5,376,954
Interest payable	347	—	347
Total liabilities	5,377,301	—	5,377,301
Net assets available for benefits	$34,882,530	$163,347,530	$198,230,060

Company common shares:
Number of shares	800,153	3,228,519
Cost	$4,176,794	$24,995,714
Fair Value	39,775,606	160,489,679

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

ESOP Fund Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2015
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,398,011	$31,967,304	$42,365,315
Dividends and interest	1,529,688	5,834,196	7,363,884
Net investment income	11,927,699	37,801,500	49,729,199

Employer Contributions	—	1,382,379	1,382,379
Total additions	11,927,699	39,183,879	51,111,578

Deductions from net assets attributed to:
Benefits paid to participants	—	(32,259,076)	(32,259,076)
Interest expense	(9,121)	—	(9,121)
Administrative expenses	(43,659)	(113,772)	(157,431)
Transfers between funds	(12,412,667)	(15,343,230)	(27,755,897)
Total deductions	(12,465,447)	(47,716,078)	(60,181,525)
Net decrease	$(537,748)	$(8,532,199)	$(9,069,947)
Net assets available for benefits:
Beginning of year	34,882,530	163,347,530	198,230,060
End of year	$34,344,782	$154,815,331	$189,160,113

ESOP Fund Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2014
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,729,907)	$(8,469,415)	$(10,199,322)
Dividends and interest	1,895,861	7,467,463	9,363,324
Net investment income (loss)	165,954	(1,001,952)	(835,998)

Employer Contributions	—	460,620	460,620
Total additions (deductions)	165,954	(541,332)	(375,378)

Deductions from net assets attributed to:
Benefits paid to participants	—	(14,891,233)	(14,891,233)
Interest expense	(11,825)	—	(11,825)
Administrative expenses	(92,637)	(48,948)	(141,585)
Transfers between funds	(8,590,045)	(6,485,547)	(15,075,592)
Total deductions	(8,694,507)	(21,425,728)	(30,120,235)
Net decrease	$(8,528,553)	$(21,967,060)	$(30,495,613)
Net assets available for benefits:
Beginning of year	43,411,083	185,314,590	228,725,673
End of year	$34,882,530	$163,347,530	$198,230,060

(8)	Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $639,313 and $691,809 for the years ended April 30, 2015 and 2014, respectively.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. However, such transactions qualify for prohibited transaction exemptions. Fees paid by terminated participants were $146,655 and $104,317 for the years ended April 30, 2015 and 2014, respectively.

(9)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2015	2014
Net assets available for benefits per the accompanying financial statements	$608,611,163	$729,256,303
Notes receivable from Participants – deemed distributions	(481,969)	(743,752)
Net assets available for benefits per Form 5500	$608,129,194	$728,512,551

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2015	2014
Total deductions per the accompanying financial statements	$93,048,672	$76,725,003
Deemed distributed notes receivable from Participants offset by total distributions	(261,782)	(40,925)
Total deductions per Form 5500	$92,786,890	$76,684,078

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from a Participant is deemed distributed during the plan year for the Form 5500 under the provisions of the Code section 72(p) and the Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the participant’s individual account and the participant has discontinued payment of the note receivable as of the end of the year. However, in accordance with generally accepted accounting principles, for the accompanying financial statements the note receivable balance is still considered an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

(10)	Tax Status
The Plan obtained its latest determination letter on September 17, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as restated effective May 1, 2012, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2015. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2015 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The IRS's audit of the Plan years

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2015 and 2014

ended April 30, 2012, April 30, 2013, and April 30, 2014 was closed during plan year ended April 30, 2015. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(11)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loan and the balance of any funds remaining would be allocated to each participant's ESOP account based on the proportion that each such participant's ESOP account balance bears in relation to the total of all ESOP account balances.

(12)	Subsequent Events
There have been no subsequent events through the issuance of these financial statements on October 23, 2015.

DARDEN SAVINGS PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended April 30, 2015

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$4,647	—	$4,647	—	—

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2015

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	3,680,546	$158,708,817	$234,708,418
Columbia Trust Stable Government I-0 Fund	3,549,684	38,589,217	38,656,054
DFA US Small Cap Portfolio	960,402	31,271,243	30,329,481
American Funds EuroPacific Growth (R6)	557,640	23,285,668	28,601,353
Vanguard Institutional Index Fund	437,875	58,750,757	83,476,499
Vanguard Target Retirement 2060 Trust II Fund	42,263	1,147,672	1,235,783
Vanguard Target Retirement 2055 Trust II Fund	62,810	2,169,223	2,328,980
Vanguard Target Retirement 2050 Trust II Fund	381,618	9,693,940	10,555,545
Vanguard Target Retirement 2045 Trust II Fund	871,323	21,778,256	23,978,796
Vanguard Target Retirement 2040 Trust II Fund	416,052	10,495,048	11,453,925
Vanguard Target Retirement 2035 Trust II Fund	968,811	23,797,836	26,148,203
Vanguard Target Retirement 2030 Trust II Fund	367,096	9,113,723	9,885,896
Vanguard Target Retirement 2025 Trust II Fund	722,523	18,159,067	19,847,710
Vanguard Target Retirement 2020 Trust II Fund	262,247	6,813,364	7,335,052
Vanguard Target Retirement 2015 Trust II Fund	253,000	6,640,068	7,152,305
Vanguard Target Retirement 2010 Trust II Fund	25,952	682,401	731,068
Vanguard Target Retirement Trust II Fund	96,826	2,768,716	2,944,467
Vanguard Total Bond Market Index	2,083,099	22,732,777	22,747,436
Vanguard Extended Market Index	377,892	22,935,953	26,085,871
Vanguard Total International Stock Index	99,711	2,701,968	2,826,802
Short-term Investment Fund*	2,595,486	2,595,486	2,595,486
Notes receivable from Participants outstanding – interest rates ranging from 4.25% – 10.50% with varying maturities*	2,932	—	15,338,538
Total			$608,963,668

*	Party-in-interest

**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 23, 2015	By:	/s/ Julie Griffin
Julie Griffin, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.